

April 5, 2023

Christopher J. Hubbert
Partner
Kohrman Jackson & Krantz LLP
1375 East Ninth Street
One Cleveland Center, 29th Floor
Cleveland, OH 44114

> **Re: Aceragen, Inc.**
> **Schedule 13D filed by Atul Chopra**
> **Filed March 28, 2023**
> **File No. 005-50211**

Dear Christopher J. Hubbert:

We have reviewed the above-captioned filing, and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed by Atul Chopra on March 28,2023

General

1.   We note the date of the event reported as requiring the filing of the Schedule 13D was September 28, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the September 28, 2022 event date, the Schedule 13D submitted on March 28, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

We remind you that the filing person is responsible for the accuracy and adequacy of the disclosure in the above-captioned Schedule 13D, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

         Sincerely,

         Division of Corporation Finance
         Office of Mergers & Acquisitions